UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,

53113 Bonn,

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  o             No  x

       This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

T-MOBILE USA REPORTS FOURTH QUARTER AND FULL YEAR 2008 RESULTS

$1.57 billion Operating Income Before Depreciation and Amortization (“OIBDA”) in the fourth quarter of 2008, up 18% from the fourth quarter of 2007
31% increase in data services revenue compared to the fourth quarter of 2007
Total messages carried in the quarter more than doubled compared to the fourth quarter of 2007
$4.9 billion service revenue in the fourth quarter of 2008, up 12% from the fourth quarter of 2007
621,000 net new customers added in the fourth quarter of 2008
At the end of 2008 the 3G network covers 130 cities
T-Mobile USA reclaims J.D. Power and Associates Award for Wireless Customer Care Performance

BELLEVUE, Wash., February 27th, 2009 -- T-Mobile USA, Inc. (T-Mobile USA) today reported fourth quarter 2008 results.  In the fourth quarter of 2008, T-Mobile USA reported OIBDA of $1.57 billion, up 18% compared to the fourth quarter of 2007, data services revenues up 31% compared to the fourth quarter of 2007, and service revenues of $4.9 billion, up 12% compared to the fourth quarter of 2007.

"In Q4, we began to realize in earnest the benefits of our aggressive 3G buildout, positioning ourselves to deliver new data services," said Robert Dotson, president and CEO, T-Mobile USA.  "We saw many customers quickly jump on the T-Mobile 3G bandwagon.  In the very first quarter of our offering widespread 3G service, almost 40% of handset sales to contract customers were converged devices, and half of these were 3G enabled devices such as the T-Mobile G1 with Google and the Samsung Behold.  By offering compelling products and high-speed data service along with the best value for money in the industry, we can really come through for customers at a time when they need it most."

René Obermann, Chief Executive Officer, Deutsche Telekom, said, "As the U.S. business continues to ramp up its rollout of nationwide 3G services, we are excited by the growth opportunities opening up for us in mobile communications data services.  Today, we are just scratching the surface when it comes to seizing the opportunities available to us in the U.S. market for data and related communications services.”

Customers
•	In the fourth quarter of 2008, T-Mobile USA added 621,000 net new customers, down from 670,000 in the third quarter of 2008, and down from 951,000 in the fourth quarter of 2007.
o
The number of net new customer additions was down slightly compared to the third quarter of 2008 despite higher gross customer additions.  This is primarily due to higher blended churn, as explained below.  Gross customer additions were higher both sequentially and compared to the fourth quarter of 2007.

o	Contract customer net additions made up almost 43% of customer growth, compared to 44% in the third quarter of 2008 and 77% in the fourth quarter of 2007.
o
Prepaid net additions were 355,000 in the fourth quarter of 2008, down from 377,000 in the third quarter of 2008 and up from 218,000 in the fourth quarter of 2007.  The sequential decrease in prepaid net customer additions was primarily due to seasonally higher prepaid churn.

•	Contract customers comprised 82% of T-Mobile USA’s total customer base at December 31, 2008. T-Mobile USA ended 2008 with 32.8 million customers.

Churn
•	Contract churn was 2.4% in the fourth quarter of 2008, in line with the third quarter of 2008 and up from 1.8% in the fourth quarter of 2007.
o
Contract churn continued to be impacted in the fourth quarter of 2008 by customers coming to the anniversary of their two-year contracts (that were first introduced in April 2006) and competitive intensity.

•
Blended churn, including both contract and prepaid customers, was 3.3% in the fourth quarter of 2008, up from 3.0% in the third quarter of 2008 and 2.8% in the fourth quarter of 2007. Blended churn was also impacted by seasonally higher prepaid churn in the fourth quarter of 2008 compared to the third quarter of 2008.

OIBDA and Net Income
•	T-Mobile USA reported OIBDA of $1.57 billion in the fourth quarter of 2008, up from $1.53 billion in the third quarter of 2008 and up from $1.33 billion in the fourth quarter of 2007.
•	OIBDA margin was 31% in the fourth quarter of 2008, in line with the third quarter of 2008 and up from 30% in the fourth quarter of 2007.
o	The improvement in OIBDA margin compared to the fourth quarter of 2007 is primarily due to lower CPGA.
•	Net income for the fourth quarter of 2008 was $483 million, up from the $442 million in the third quarter of 2008 and $383 million in the fourth quarter of 2007.

Revenue
•
Service revenues (as defined in Note 1 to the Selected Data, below) were $4.90 billion in the fourth quarter of 2008, in line with the third quarter of 2008, and up from $4.37 billion in the fourth quarter of 2007.

o	The increase in service revenues year over year was primarily due to the growth in contract customers and the SunCom Wireless acquisition.
o
Total revenues, including service, equipment, and other revenues were $5.72 billion in the fourth quarter of 2008, up from $5.51 billion in the third quarter of 2008 and $5.07 billion in the fourth quarter of 2007.

o	The sequential growth in total revenues in the fourth quarter of 2008 compared to the third quarter was due to higher equipment revenues driven by new devices such as the T-Mobile G1 with Google.
o	The acquisition of SunCom contributed $189 million to T-Mobile USA’s total revenues in the fourth quarter.

ARPU
•
Blended Average Revenue Per User (“ARPU” as defined in note 1 to the Selected Data, below) was $50 in the fourth quarter of 2008, compared to $52 in the third quarter of 2008 and the fourth quarter of 2007.  Rounding movements account for approximately $1 of the sequential fall in blended ARPU, and the remaining difference is explained below.

•	Contract ARPU was $54 in the fourth quarter of 2008, down from $55 in the third quarter of 2008 and $56 in the fourth quarter of 2007.
o	The decrease in contract ARPU sequentially and year over year was primarily due to lower usage based revenues from contract customers.
•	Prepaid ARPU was $23 in the fourth quarter of 2008, down from $24 in the third quarter of 2008 and higher than $20 in the fourth quarter of 2007.
o	The decrease quarter over quarter was primarily driven by new customer additions being added late in the fourth quarter.
o	The increase in prepaid ARPU year over year is due to higher ARPU products such as FlexPaySM no-contract.
•
Data services revenue (as defined in Notes 1 and 9 to the Selected Data, below) was $905 million in the fourth quarter of 2008, representing 18.5% of blended ARPU, or $9.30 per customer, up from 17.3% of blended ARPU, or $8.90 per customer in the third quarter of 2008, and 15.8% of blended ARPU, or $8.20 per customer in the fourth quarter of 2007. Data services revenue increased 31% in the fourth quarter of 2008 versus the fourth

•	quarter of 2007, up from an increase of 28% in the third quarter of 2008 versus the third quarter of 2007.
o
Growth in messaging revenue continued to be the most significant driver of data ARPU, as customers continue to purchase plans that include messaging, including unlimited voice and data plans.  The total number of messages carried on the T-Mobile USA network increased to 57 billion in the fourth quarter of 2008, compared to 49 billion in the third quarter of 2008 and 24 billion in the fourth quarter of 2007.

o	Continued growth in converged device users was another significant driver for increased data revenues. This includes 3G-enabled devices such as the T-Mobile G1 and the Samsung BeholdTM.
o	T-Mobile USA launched web2goSM in the fourth quarter of 2008, creating an improved Web browsing experience on select devices.

CPGA and CCPU
•
The average cost of acquiring a customer, Cost Per Gross Add (“CPGA” as defined in note 4 to the Selected Data, below) was $270 in the fourth quarter of 2008, down from $290 in the third quarter of 2008 and $300 in the fourth quarter of 2007.

o	The decrease in CPGA compared to the third quarter of 2008 is primarily due to lower commissions and advertising expense along with lower equipment subsidy loss.
•
The average cash cost of serving customers, Cash Cost Per User (“CCPU” as defined in note 3 to the Selected Data, below), was $25 per customer per month in the fourth quarter of 2008, consistent with the third quarter of 2008 and fourth quarter of 2007.

Capital Expenditures
•
Cash capital expenditures (see note 7 to the Selected Data below) were $895 million in the fourth quarter of 2008, compared with $956 million in the third quarter of 2008 and $1.01 billion in the fourth quarter of 2007. For 2008 as a whole, cash capital expenditures amounted to $3.6 billion compared to $2.7 billion in 2007.

•	Cash capital expenditures decreased sequentially due to an increase in incurred capital expenditures being more than offset by payment timing differences.
o	The increase in capital expenditures year over year was primarily due to the construction of the 3G network.
•
T-Mobile USA continued to improve network coverage in the fourth quarter of 2008, adding approximately 1,100 new GSM/GPRS/EDGE cell sites, bringing the total number of cell sites at the end of the quarter to 44,000.

•	T-Mobile USA continues to invest in the UMTS / HSDPA (3G) network, which now reaches 107 million people in 130 cities.

Stick Together Highlights
•
On February 4, 2009, T-Mobile USA was ranked highest in wireless customer care performance by J.D. Power and Associates. Winning this award in 7 of the last 8 reporting periods continues to demonstrate T-Mobile USA’s strong and successful focus on customer service.

•
On January 22, 2009, Fortune magazine announced that T-Mobile USA was the first-ever telecommunications company to be ranked in its “100 Best Companies to Work For” list. “Service is our number one priority at T-Mobile. And the best way to deliver outstanding service is to create an environment where our employees can make a meaningful difference for customers everyday,” said Dotson. “As the first telecommunications service provider to be included in Fortune’s ‘Best Companies to Work For’, we’re gratified and honored to be named among these elite companies.”

•
On Nov. 20, 2008, T-Mobile USA, introduced web2goSM, which makes it easier to view and navigate the Web from basic voice phones and smartphones alike, providing customers with better Web browsing, improved search with Yahoo! oneSearch™, a customizable home page and a simplified shopping and download experience.

T-Mobile USA is the U.S. operation of Deutsche Telekom AG’s (NYSE: DT) Mobile Communications Business, and is a wholly-owned subsidiary of T-Mobile International. In order to provide comparability with the results of other US wireless carriers, all financial amounts are in US dollars and are based on accounting principles generally accepted in the United States (“GAAP”). T-Mobile USA results are included in the consolidated results of Deutsche Telekom, but differ from the information contained herein as Deutsche Telekom reports financial results in Euros and in accordance with International Financial Reporting Standards (IFRS).

This press release includes non-GAAP financial measures. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. Reconciliations from the non-GAAP financial measures to the most directly comparable GAAP financial measures are provided below following Selected Data and the financial statements.

SELECTED DATA FOR T-MOBILE USA

(thousands)	Full Year 2008	Q4 08	Q3 08	Q2 08	Q1 08	Full Year 2007	Q4 07
Covered population[8]	288,000	288,000	286,000	284,000	284,000	284,000	284,000
Customers, end of period[2]	32,758	32,758	32,136	31,466	30,798	28,685	28,685
Thereof contract customers	26,806	26,806	26,539	26,246	25,721	23,914	23,914
Thereof prepaid customers	5,952	5,952	5,597	5,220	5,077	4,771	4,771
Net customer additions	2,940	621	670	668	981	3,644	951
Acquired customers	1,132	-	-	-	1,132	-	-

Minutes of use/contract customer/month	1,150	1,130	1,140	1,170	1,150	1,130	1,120
Contract churn	2.10%	2.40%	2.40%	1.90%	1.70%	1.90%	1.80%
Blended churn	2.90%	3.30%	3.00%	2.70%	2.60%	2.80%	2.80%

($)
ARPU (blended) [1,9]	51	50	52	52	51	52	52
ARPU (contract)	55	54	55	55	55	57	56
ARPU (prepaid)	23	23	24	23	22	19	20
Cost of serving (CCPU)[3]	25	25	25	25	25	25	25
Cost per gross add (CPGA)[4]	290	270	290	320	300	300	300

($ million)
Total revenues	21,885	5,722	5,506	5,470	5,187	19,288	5,068
Service revenues[1,9]	19,242	4,904	4,911	4,854	4,573	16,892	4,371
OIBDA[5]	6,123	1,568	1,531	1,583	1,441	5,350	1,327
OIBDA margin [6]	31%	31%	31%	32%	31%	31%	30%
Capital expenditures[7]	3,603	895	956	1,062	690	2,677	1,009

Cell sites on-air[10]	44,000	44,000	42,900	42,000	41,000	37,900	37,900

Since all companies do not calculate these figures in the same manner, the information contained in this press release may not be comparable to similarly titled measures reported by other companies.

1	Average Revenue Per User (“ARPU”) represents the average monthly service revenue we earn from our customers. ARPU is calculated by dividing service revenues for the specified period by the average customers during the period, and further dividing by the number of months in the period.  We believe ARPU provides management with useful information to evaluate the revenues generated from our customer base.

        Service revenues include contract, prepaid, and roaming and other service revenues, and do not include equipment sales and other revenues. Data services revenues (including messaging and non-messaging revenue) is a  component of service revenues. Within the consolidated financial statements below, other revenues include co-location rental income and wholesale revenues from the usage of our network in California, Nevada, and New York by AT&T customers, among other items, and are therefore not included in ARPU.
2
A customer is defined as a SIM card with a unique mobile identity number which generates revenue. Contract customers and prepaid customers include FlexPay customers depending on the type of rate plan selected. FlexPay customers with a contract are included in contract customers, and FlexPay customers without a contract are included in prepaid customers.

3
The average cash cost of serving customers, or Cash Cost Per User (“CCPU”) is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss unrelated to customer acquisition.  Subsidy loss unrelated to customer acquisition includes upgrade handset costs for existing customers offset by upgrade equipment revenues and other related direct costs. This measure is calculated as a per month average by dividing the total costs for the specified period by the average total customers during the period and further dividing by the number of months in the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

4
Cost Per Gross Add (“CPGA”) is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss related to customer acquisition for the specified period, by gross customers added during the period. Subsidy loss related to customer acquisition consists primarily of the excess of handset and accessory costs over related revenues incurred to acquire new customers. We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

5.
Operating Income Before Interest, Depreciation and Amortization (“OIBDA”) is a non-GAAP financial measure, which we define as operating income before depreciation and amortization. In a capital-intensive industry such as wireless telecommunications, we believe OIBDA, as well as the associated percentage margin calculation, to be meaningful measures of our operating performance. OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. We use OIBDA as an integral part of our planning and internal financial reporting processes, to evaluate the performance of our business by senior management and to compare our performance with that of many of our competitors. We believe that operating income is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.  OIBDA is not adjusted for integration costs of SunCom.

6.	OIBDA margin is a non-GAAP financial measure, which we define as OIBDA (as described in note 5 above) divided by total revenues less equipment sales.

7	Capital expenditures consist of amounts paid by T-Mobile USA for purchases of property and equipment.

8	The covered population statistic represents T-Mobile USA’s GSM / GPRS / EDGE 1900/ UMTS voice and data network coverage, combined with roaming and other agreements.

9
Data ARPU is defined as total data revenues divided by average total customers during the period. Total data revenues include data revenues from contract customers, prepaid customers, Wi-Fi revenues and data

10	roaming revenues. The relative fair value of data revenues from unlimited voice and data plans are included in total data revenues.

11
Cell sites are defined as the total number of sites in service at the end of the period, excluding small low power, low gain access sites.  A site is in service when all equipment is installed and the site is integrated into the network.

T-MOBILE USA
Condensed Consolidated Balance Sheets
(dollars in millions)
(unaudited)

	December 31,	December 31,
	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$306	$64
Receivables from affliates	113	1,349
Accounts receivable, net of allowances of $291 and $277,
respectively	2,809	2,617
Inventory	931	990
Current portion of net deferred tax assets	1,148	994
Other current assets	644	539
Total current assets	5,951	6,553
Property and equipment, net of accumulated depreciation of
$10,830 and $9,306, respectively	12,600	11,258
Goodwill	12,011	10,701
Spectrum licenses	15,254	14,645
Other intangible assets, net of accumulated amortization of
$562 and $475, respectively	212	47
Long-term investments	121	-
Other assets	141	155
	$46,290	$43,359

LIABILITIES AND STOCKHOLDER’S EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$4,057	$3,790
Current payables to affiliates	1,557	1,127
Other current liabilities	364	380
Total current liabilities	5,978	5,297

Long-term payables to affiliates	13,850	6,712
Deferred tax liabilities	2,452	1,622
Other long-term liabilities	1,227	915
Total long-term liabilities	17,529	9,249

Minority interest in equity of consolidated subsidiaries	95	89

Commitments and contingencies

Stockholder’s equity:
Common stock and additional paid -in capital	36,594	44,469
Accumulated deficit	(13,906)	(15,745)
Total stockholder’s equity	22,688	28,724
	$46,290	$43,359

T-MOBILE USA
Condensed Consolidated Statements of Operations
(dollars in millions)
(unaudited)

	Quarter Ended December 31, 2008	Quarter Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2007
Revenues:
Contract	$4,334	$3,939	$17,106	$15,308
Prepaid	394	277	1,460	976
Roaming and other service	176	155	676	607
Equipment sales	687	620	2,262	2,061
Other	131	77	381	336
Total revenues	5,722	5,068	21,885	19,288
Operating expenses:
Network	1,286	1,125	5,007	4,344
Cost of equipment sales	1,030	879	3,524	3,120
General and administrative	941	836	3,691	3,200
Customer acquisition	897	901	3,540	3,274
Depreciation and amortization	730	681	2,753	2,609
Total operating expenses	4,884	4,422	18,515	16,547
Operating income	838	646	3,370	2,741
Other expense, net	(56)	(33)	(380)	(346)
Income before income taxes	782	613	2,990	2,395
Income tax expense	(299)	(230)	(1,151)	(821)
Net income	$483	$383	$1,839	$1,574

T-MOBILE USA
Condensed Consolidated Statements of Cash Flows
(dollars in millions)
(unaudited)

	Year Ended December 31, 2008	Year Ended December 31, 2007
Operating activities:
Net income	$1,839	$1,574
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	2,753	2,609
Income tax expense	1,151	821
Bad debt expense	523	526
Other, net	139	165
Changes in operating assets and liabilities:
Accounts receivable	(386)	(833)
Inventory	86	(378)
Other current and non-current assets	(44)	(124)
Accounts payable and accrued liabilities	(259)	528
Net cash provided by operating activities	5,802	4,888
Investing activities:
Purchases of property and equipment	(3,603)	(2,677)
Purchases of intangible assets	(202)	(86)
Short-term affiliate loan receivable	(895)	(1,675)
Acquisition of SunCom Wireless, net of cash acquired	(1,532)	-
Other, net	79	48
Net cash used in investing activities	(6,153)	(4,390)
Financing activities:
Repayment of debt assumed through SunCom acquisition	(1,011)	-
Long-term debt repayments to affiliates	(830)	(515)
Long-term debt borrowings from affiliates	2,433	-
Other, net	1	3
Net cash provided by (used in) financing activities	593	(512)

Change in cash and cash equivalents	242	(14)
Cash and cash equivalents, beginning of period	64	78
Cash and cash equivalents, end of period	$306	$64

Non-cash investing and financing activities with affiliates:

In 2008, T-Mobile USA remitted $1.97 billion to affiliates as a short term receivable. $1.87 billion of the cash outflow was used during the period as settlement of debt in line with the repayment schedule. T-Mobile USA also received $7.9 billion new debt in exchange for an equity distribution made to the parent company. This equity for debt transaction was a non-cash transaction and is therefore not shown in the Condensed Consolidated Statements of Cash Flows.

In 2007, T-Mobile USA remitted $600 million to affiliates as a short term receivable, which was used later in the year as settlement of debt in line with the repayment schedule.
T-MOBILE USA
Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures
(dollars in millions, except for CPGA and CCPU)
(unaudited)

OIBDA can be reconciled to our operating income as follows:

	Full Year 2008	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Full Year 2007	Q4 2007

OIBDA	$6,123	$1,568	$1,531	$1,583	$1,441	$5,350	$1,327
Depreciation and amortization	(2,753)	(730)	(678)	(667)	(678)	(2,609)	(681)

Operating income	$3,370	$838	$853	$916	$763	$2,741	$646

Operating income per IS	3370	838	853	916	763	2,741	646

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:

	Full Year 2008	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Full Year 2007	Q4 2007
Customer acquisition costs	$3,540	$897	$906	$876	$861	$3,274	$901

Plus: Subsidy loss Equipment sales	(2,262)	(687)	(512)	(529)	(534)	(2,061)	(620)
Cost of equipment sales	3,524	1,030	828	834	832	3,120	879
Total subsidy loss	1,262	343	316	305	298	1,059	259

Less: Subsidy loss unrelated to customer acquisition	(735)	(215)	(178)	(169)	(173)	(623)	(157)
Subsidy loss related to customer acquisition	527	128	138	136	125	436	102
Cost of acquiring customers	$4,067	$1,025	$1,044	$1,012	$986	$3,710	$1,003

CPGA ($ / new customer added)	$290	$270	$290	$320	$300	$300	$300

T-MOBILE USA
Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures
(dollars in millions, except for CPGA and CCPU)
(unaudited)

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations:

	Full Year 2008	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Full Year 2007	Q4 2007

Network costs	$5,007	$1,286	$1,284	$1,271	$1,166	$4,344	$1,125
General and administrative	3,691	941	957	906	887	3,200	836
Total network and general and administrative costs	8,698	2,227	2,241	2,177	2,053	7,544	1,961
Plus: Subsidy loss unrelated to customer acquisition	735	215	178	169	173	623	157

Total cost of serving customers	$9,433	$2,442	$2,419	$2,346	$2,226	$8,167	$2,118

CCPU ($ / customer per month)	$25	$25	$25	$25	$25	$25	$25

About T-Mobile USA:

Based in Bellevue, Wash., T-Mobile USA, Inc. is the U.S. operation of Deutsche Telekom AG’s (NYSE: DT) Mobile Communications Business, and a wholly owned subsidiary of T-Mobile International, one of the world’s leading companies in mobile communications. By the end of 2008, 128 million mobile customers were served by the mobile communication segments of the Deutsche Telekom group — 32.8 million by T-Mobile USA — all via a common technology platform based on GSM, the world’s most widely-used digital wireless standard. T-Mobile’s innovative wireless products and services help empower people to connect to those who matter most. Multiple independent research studies continue to rank T-Mobile among the highest in numerous regions throughout the U.S. in wireless customer care and call quality. For more information, please visit http://www.T-Mobile.com. T-Mobile is a federally registered trademark of Deutsche Telekom AG.

About T-Mobile International:
T-Mobile International is one of the world’s leading mobile communications businesses. As part of the Deutsche Telekom AG (NYSE: DT) group, T-Mobile International concentrates on the key markets in Europe and the United States.

For more information about T-Mobile International please visit www.t-mobile.net. For further information on Deutsche Telekom, please visit www.telekom.de/investor-relations.

Press Contacts:                                                                          Investor Relations Contacts:

Michael Lange                                                                          Investor Relations Bonn
T-Mobile International                                                            Deutsche Telekom
+49 228.936.31717                                                                     +49 228.181.88880

Andreas Leigers                                                                       Nils Paellmann
Deutsche Telekom                                                                   Investor Relations New York
+49 228.181.4949                                                                       Deutsche Telekom
      +1 212.424.2951
      +1 877.DT SHARE (toll-free)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Member of the Management Board for South Eastern Europe

Date: March 3, 2009